

Mail Stop 3561

October 31, 2016

Mr. Patrick Carter
President, Treasurer and Secretary
808 Renewable Energy Corporation
2082 Michelson Drive, Suite 301
Irvine, CA 92612

> **Re:** **808 Renewable Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 333-184319**

Dear Mr. Carter:

We issued comments to you on the above captioned filing on September 22, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 15, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products